Exhibit 1.3

LSI LOGIC CORPORATION
ANNUAL DIRECTOR OPTION AGREEMENT

     LSI Logic Corporation, a Delaware corporation (the “Company”), hereby grants an option to purchase shares of the Company’s Common Stock, (the “Optioned Stock”), at the price determined as provided herein, and in all respects subject to the terms, definitions and provisions of the Company’s 1995 Director Option Plan (the “Plan”) adopted by the Company and incorporated herein by reference. The terms defined in the Plan shall have the same defined meanings herein.

1.	Nature of the Option. This Option is a nonstatutory option and is not intended to qualify for any special tax benefits to the Optionee.

2.	Exercise Price. The exercise price per Share shall be the Fair Market Value per Share on the date of grant of the Option. In the event that the date of grant of the Subsequent Option is not a trading day, the exercise price per Share shall be the Fair Market Value on the next trading day immediately following the date of grant of the Subsequent Option.

3.	Exercise of Option. This Option shall be exercisable during its term in accordance with the provisions of Section 8 of the Plan as follows:

a.	Right to Exercise.

(1)	This Option shall become exercisable in full six months after the date of grant.

(2)	This Option may not be exercised for a fraction of a share.

(3)	Section 8 of the Plan governs the exercisability of the Option in the event of Optionee’s death, disability or other termination of service as a Director.

b.	Method of Exercise. This Option shall be exercisable by written notice, which shall state the election to exercise the Option and the number of Shares in respect of which the Option is being exercised. Such written notice shall be signed by the Optionee and shall be delivered in person or by certified mail to the Secretary of the Company. The written notice shall be accompanied by payment of the exercise price.

c.	Method of Payment. Payment of the exercise price shall be by any of the following, or a combination thereof, at the election of the Optionee:

i.	cash;

ii.	check; or

iii.	surrender of other shares that (x) in the case of Shares acquired upon exercise of an Option, have been owned by the Optionee for more than six months on the date of surrender, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised; or

iv.	provided that it will not result in a compensation charge to the Company, delivery of an irrevocable written election to have the Company withhold from the Shares to be issued that number of Shares having a Fair Market Value equal to the aggregate exercise price of the Shares as to which said Option shall be exercised, including, at the Director’s option, the amount required to be withheld, if any, to satisfy federal, state, and local withholding tax requirements; or

v.	delivery of a properly executed exercise notice together with such other documentation as the Company and the broker, if applicable, shall require to effect an exercise of the Option and delivery to the Company of the sale or loan proceeds required to pay the exercise price; or

vi.	such other consideration and method of payment for the issuance of Shares to the extent permitted by applicable laws.

4.	Restrictions on Exercise. This Option may not be exercised if the issuance of such Shares upon such exercise or the method of payment of consideration for such shares would constitute a violation of any applicable federal or state securities of other law or regulations, or if such issuance would not comply with the requirements of any stock exchange upon which the Shares may then be listed. As a condition to the exercise of this Option, the Company may require Optionee to make any representation and warranty to the Company as may be required by any applicable law or regulation.

5.	Non-Transferability of Option. This Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Optionee only by the Optionee. The terms of this Option shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.

6.	Term of Option. This Option may not be exercised more than 10 years from the date of grant of this Option, and may be exercised during such period only in accordance with the Plan and the terms of this Option.

7.	Taxation Upon Exercise of Option. Optionee understands that, upon exercise of this Option, he or she will recognize income for tax purposes in an amount equal to the excess of the then Fair Market Value of the Shares purchased over the exercise price paid for such Shares. Since the Optionee is subject to Section 16(b) of the Securities Exchange Act of 1934, as amended, under certain limited circumstances the measurement and timing of such income (and the commencement of any capital gain holding period) may be deferred, and the Optionee is advised to contact a tax advisor concerning the application of Section 83 in general and the availability of Section 83(b) election in particular in connection with the exercise of the Option. Upon a resale of such Shares by the Optionee, any difference between the sale price and the Fair Market Value of the Shares on the date of exercise of the Option, to the extent not included in income as described above, will be treated as capital gain or loss.